EXHIBIT 99.2

SCHEDULE I

Information regarding each director of each of Knutsson Limited, lea Holdings Limited, Alea Holdings Two Limited, Ridgeway Associates Limited and Boston Limited

Name, Title	Address	Principal Occupation	Citizenship	# of Shares Owned
Leanna Dobson Director	2nd Floor, St. Mary’s Court 20 Hill Street Douglas, Isle of Man IM1 1EU	Professional trustee services	United Kingdom	0
Helen Hall Director	2nd Floor, St. Mary’s Court 20 Hill Street Douglas, Isle of Man IM1 1EU	Professional trustee services	United Kingdom	0
Alexander McNee Director	2nd Floor, St. Mary’s Court 20 Hill Street Douglas, Isle of Man IM1 1EU	Professional trustee services	United Kingdom	0
Sion Roberts Director	2nd Floor, St. Mary’s Court 20 Hill Street Douglas, Isle of Man IM1 1EU	Professional trustee services	United Kingdom	0